UPTOWN NETWORK, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT")** AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1. Background. The undersigned understands that **UPTOWN NETWORK, LLC**, a Florida limited liability company (the "**Company**") is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C (the "**Form C**") filed by the Company with the Securities and Exchange Commission (the "**SEC**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to $1,500,000 of Series D Preferred Units (the "**Units**") at a price of $1.00 per Unit (the "**Purchase Price**"). The Units have the relative rights, preferences, privileges and priorities specified in the Company's Fourth Amended and Restated Operating Agreement, dated October 25, 2018 (as amended and in effect, the "**Operating Agreement**"), a copy of which is attached to the Form C). The minimum amount or target amount to be raised in the Offering is $150,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $630,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the SEC as a funding portal, and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Operating Agreement.

2. Subscription.

2.1. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and the Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be

deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for Units in the Offering after the offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

2.2. The undersigned and the Company acknowledge and agree that the Units to be acquired hereunder are being issued in consideration of a purchase price of $1.00 per Unit, and the Units shall be deemed validly issued, fully paid and non-assessable upon payment of such purchase price.

2.3. Warrant Coverage.

(a) Each investor will be granted a warrant to purchase a certain number of D Units under the terms of the Operating Agreement, substantially in the form annexed hereto as Exhibit A (the "**Warrant**"), as follows: for each Unit purchased by the undersigned under the terms of this Agreement, the undersigned will be granted a Warrant to purchase one-half (1/2) Unit, at an exercise price of $1.00 per full Unit (with exercise for fractional Units permitted at an adjusted exercise price) if such Warrant is exercised, in whole or in part, during the period commencing on the Closing Date (as defined below) and ending on December 31, 2023.

(b) In the event that the undersigned is an existing holder of the Company's Preferred Units (an "**Existing Preferred Investor**"), and such Existing Preferred Investor purchases under the terms of this Agreement a number of Units equal to the lesser of (w) such Existing Preferred Investor's Preferred Units Percentage Interest of Units to be sold in the Offering (the "**Investor Percentage Purchase**"), or (x) One Hundred Fifty Thousand (150,000) Units, then all warrants issued by the Company to acquire Series C Preferred Units that are held by such Existing Preferred Investor or its Affiliates (the "**D Warrants**") shall be adjusted by extending the expiration dates of such C Warrants to December 31, 2023; provided, that in the event that (y) an Existing Preferred Investor purchases less than its Investor Percentage Purchase of Units in the Offering and (z) the number of Units actually purchased by the Existing Preferred Investor in the Offering is less than 150,000 Units, then only those C Warrants that are exercisable for a number of Series D Preferred Units that is equal to the quotient of (i) the actual number of Units purchased by the Existing Preferred Investor, divided by (ii) the Existing Preferred Investor's Investor Percentage Purchase, shall be adjusted by extending the expiration dates of such C Warrants to December 31, 2023.

3. Closing.

3.1. Closing. Subject to Section 3.2, the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (the "**Closing Date**").

3.2. Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(a) prior to the Offering Deadline. the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount; and

(b) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

5.1. The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

5.2. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

5.3. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

5.4. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

5.5. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

5.6. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

5.7. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

5.8. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

5.9. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

5.10. The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

5.11. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

5.12. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

5.13. The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned

and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

5.14. The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

5.15. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6. High Risk Investment. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

7.1. Organization and Limited Liability Company Power The Company has been duly organized as a limited liability company under the laws of the State of Florida and has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

7.2. Authorization. This Agreement, when executed and delivered by the Company, has been duly authorized by all limited liability company action and shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization,

moratorium, fraudulent conveyance or other laws of general application relating to or affecting the enforcement of creditors' rights generally or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Assuming the accuracy of the representations made by the undersigned herein, no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or any other person or entity is required of the Company in connection with the execution and delivery of the Transaction Documents, except for filings pursuant to Regulation D of the Act, and applicable state securities laws, which have been made or will be made in a timely manner.

7.3. **No Conflict**. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Operating Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company

8. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. **Miscellaneous**.

9.1. **Modification**. Neither this Agreement nor any provisions hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

9.2. **Notices**. Any notice, demand or other communication which any party hereto may be required, or may elect, to give hereunder shall be sufficiently given (a) five days after being deposited, postage prepaid, in a United States mail box, registered or certified mail, return receipt requested, addressed to such address as may be given herein, (b) upon personal delivery at such address as may be given hereunder, (c) one day after being deposited with an overnight courier service, of national reputation for next day priority delivery, addressed to such address as may be given hereunder, or (d) sent by confirmed facsimile transmission or confirmed electronic transmission (e-mail), to such address as may be given hereunder.

9.3. **Binding Effect**. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns. If the undersigned is more than one person, the obligations of the undersigned, including but not limited to obligations for representations made hereunder, shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each

such person and his/her/its heirs, executors, administrators, successors, legal representatives and assigns.

9.4. **Entire Agreement.** This instrument contains the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred to herein. Notwithstanding anything to the contrary contained in this Agreement, to the extent that a conflict exists between the terms of this Agreement and the terms of the Operating Agreement, the terms of the Operating Agreement will control.

9.5. **Assignability.** Neither this Agreement nor the Units to be acquired hereunder are transferable or assignable by Investor except pursuant to the Operating Agreement.

9.6. **Applicable Law, Consent to Jurisdiction.** This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of New York, located in New York County, having jurisdiction thereof, or of the federal courts of the United States of America located in the State of New York, located in New York County, having jurisdiction thereof, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process in any such suit, action or proceeding brought in the aforementioned courts by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth on the books of the Company, or such other address as such party may specify by written agreement or by written notice to each other, such service to become effective ten days after such mailing.

9.7. **Gender.** All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the parties hereto may require.

9.8. **Counterparts; Facsimile and Electronic Signatures.** This Agreement may be executed in any number of counterparts and with counterpart signature pages delivered via facsimile or other electronic transmission. Each such counterpart and counterpart signature page shall be deemed to be an original instrument, but all such counterpoints together shall constitute one agreement.

9.9. **Headings.** All headings used herein are for convenience only and shall not be interpreted to have any substantive meaning whatsoever.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

UPTOWN NETWORK, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Exhibit A

Warrant

(See attached)

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE *"ACT"*), OR UNDER ANY STATE SECURITIES LAW. THE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS OR ARE IN COMPLIANCE WITH AN EXEMPTION THEREFROM OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY IS OBTAINED, TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

No. WP – [1]   Warrant Issue Date: [EFFECTIVE DATE]

WARRANT TO PURCHASE CAPITAL STOCK
of
UPTOWN NETWORK, LLC
Void after December 31, 2023

This certifies that, for value received, [ENTITY NAME] or registered assigns ("*Holder*") is entitled, subject to the terms set forth below, to purchase from UPTOWN NETWORK, LLC, a Florida limited liability company (the "*Company*"), [SHARES] of Warrant Units determined in accordance with this Warrant, upon surrender hereof, at the principal office of the Company, with the subscription form attached hereto duly executed, and simultaneous payment therefor in lawful money of the United States or otherwise as hereinafter provided, at the Exercise Price as set forth in Section 2 below. "*Warrant Units*" means Series D Preferred Units. The number, character and Exercise Price of such Warrant Units are subject to adjustment as provided below. The term "*Warrant*" as used herein shall mean this Warrant and any warrants delivered in substitution or exchange for this Warrant as provided herein.

1. Term of Warrant. Subject to the terms and conditions set forth herein, this Warrant shall be exercisable, in whole or in part, during the term commencing on the Warrant Issue Date and ending at 5:00 p.m., New York City time, on December 31, 2023 (the "*Expiration Date*").

2. Exercise Price. The price at which this Warrant may be exercised (the "*Exercise Price*") shall be US$1.00 per Warrant Unit (or for any fraction of a Warrant Unit such Exercise Price shall be the appropriate fraction thereof) if such Warrant is exercised, in whole or in part, during the period commencing on the Warrant Issue Date and ending on the Expiration Date.

For purposes of Section 2:

"*Series D Units*" means those membership interests of the Company denominated as Series D Preferred Units under the terms of the Operating Agreement.

"*Operating Agreement*" means the Fourth Amended and Restated Operating Agreement of the Company, dated as of October 25, 2018 as it has been and may be amended.

All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Operating Agreement.

3. Exercise of Warrant.

3.1 Cash Exercise. The purchase rights represented by this Warrant are exercisable by the Holder in whole or in part, at any time, or from time to time, during the term hereof as described in Section 1 above, by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of the Holder at the principal office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company), upon payment (i) in cash or by check acceptable to the Company, (ii) by cancellation by the Holder of indebtedness or other obligations of the Company to the Holder, or (iii) by a combination of (i) and (ii), of the purchase price for the Warrant Units to be purchased.

The Holder's exercise of all or any part of this Warrant shall also require delivery to the Company of the Holder's written agreement, in form reasonably required by the Company to become a party to and bound by the Investment Documents (as defined below).

3.2 Date of Exercise. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the Warrant Units issuable upon such exercise shall be treated for all purposes as the holder of record of such Warrant Units as of the close of business on such date. As promptly as practicable on or after such date and in any event within 10 days thereafter, the Company at its expense shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of Warrant Units issuable upon such exercise (but only to the extent that the Warrant Units are certificated securities under the terms of the Operating Agreement), and if this Warrant is exercised in part, the Company, at its expense, will execute and deliver a new Warrant of like tenor exercisable for the number of Warrant Units for Warrant which this Warrant may then be exercised.

4. No Fractional Units or Scrip. No fractional units or scrip representing fractional units shall be issued upon the exercise of this Warrant. In lieu of any fractional unit to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the Exercise Price multiplied by such fraction; provided, that in the event that this Warrant, when originally issued, was exercisable for a fractional number of Warrant Units, then fractional units shall be issuable upon appropriate exercise and payment of the Exercise Price under the terms of this Warrant.

5. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

6. Rights of Members. Subject to Sections 9 and 11 of this Warrant, the Holder shall not be entitled to vote or receive distributions or be deemed the holder of Warrant Units or any other securities of the Company that may at any time be issuable on the exercise hereof for any purpose. Nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a member of the Company, or any right to vote upon any matter submitted to members at any meeting thereof or to give or withhold consent to any member action (whether upon any recapitalization, issuance of Units, reclassification of Units, consolidation, merger, conveyance, conversion to a corporation or otherwise) or to receive notice of meetings, or to receive distributions or subscription rights or otherwise, until this Warrant shall have been exercised as provided herein (and even then the exercise of any such rights shall be determined in accordance with the terms of the Operating Agreement).

7. Transfer of Warrant.

7.1 Warrant Register. The Company will maintain a register (the *"Warrant Register"*) containing the names and addresses of the Holder or Holders. Any Holder of this Warrant or any portion thereof may change his, her or its address as shown on the Warrant Register by written notice to the Company requesting such change. Any notice or written communication required or permitted to be given to the Holder may be delivered or given by mail to such Holder as shown on the Warrant Register and at the address shown on the Warrant Register. Until this Warrant is transferred on the Warrant Register of the Company, the Company may treat the Holder as shown on the Warrant Register as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

7.2 Warrant Agent. The Company may, by written notice to the Holder, appoint an agent for the purpose of maintaining the Warrant Register referred to in Section 7.1, issuing the Warrant Units or other securities then issuable upon the exercise of this Warrant, exchanging this Warrant, replacing this Warrant, or any or all of the foregoing. Thereafter, any such registration, issuance, exchange, or replacement, as the case may be, shall be made at the office of such agent.

7.3 Transferability and Nonnegotiability of Warrant. This Warrant may not be transferred or assigned in whole or in part without compliance with all applicable federal and state securities laws by the transferor and the transferee (including the delivery of investment representation letters and legal opinions reasonably satisfactory to the Company, if such are requested by the Company). Subject to the provisions of this Warrant with respect to compliance with the Securities Act of 1933, as amended (the *"Act"*), title to this Warrant may be transferred by endorsement (by the Holder executing the Assignment Form annexed hereto) and delivery in the same manner as a negotiable instrument transferable by endorsement and delivery.

7.4 Exchange of Warrant Upon a Transfer. On surrender of this Warrant for exchange, properly endorsed on the Assignment Form and subject to the provisions of this Warrant with respect to compliance with the Act and with the limitations on assignments and transfers contained in this Section 7, the Company at its expense shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder

(on payment by the Holder of any applicable transfer taxes) may direct, for the number of Warrant Units issuable upon exercise hereof.

7.5 Compliance with Securities Laws.

7.5.1 Acknowledgement. The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant and the Warrant Units to be issued upon exercise hereof are being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any Warrant Units to be issued upon exercise hereof except under circumstances that will not result in a violation of the Act or any state securities laws. Upon exercise of this Warrant, the Holder shall, if requested by the Company, confirm in writing, in a form satisfactory to the Company, that the Warrant Units so purchased are being acquired solely for the Holder's own account and not as a nominee for any other party, for investment, and not with a view toward distribution or resale.

7.5.2 Legend. This Warrant and all Warrant Units issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form (in addition to any legend required by state securities laws):

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE *"ACT"*), OR UNDER ANY STATE SECURITIES LAW. THE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES LAWS OR ARE IN COMPLIANCE WITH AN EXEMPTION THEREFROM OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY IS OBTAINED, TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

7.5.3 Removal of Legend. The Company agrees to remove promptly, upon the request of the Holder and securities issuable upon exercise of this Warrant, the legend set forth in Section 7.5.2 hereof from the documents/certificates for such securities upon full compliance with this Agreement and Rules 144 and 145.

8. Covenant. The Company covenants that all Warrant Units that may be issued upon the exercise of rights represented by this Warrant and payment of the Exercise Price, all as set forth herein, will be free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein). The Company agrees that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing certificates for membership units (if such units are certificated under the terms of the Operating Agreement) to execute and issue the necessary certificates for Warrant Units upon the exercise of this Warrant.

9. Notices.

9.1 Certificate. Whenever the Exercise Price or number of Warrant Units purchasable hereunder shall be adjusted pursuant to Section 11 hereof, the Company shall issue a certificate signed by its Chief Executive Officer or other executive officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Exercise Price and number of Warrant Units purchasable hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first-class mail, postage prepaid) to the Holder of this Warrant.

9.2 Certain Events. In case:

9.2.1 the Company shall take a record of the holders of its Series D Units (or other units or securities at the time receivable upon the exercise of this Warrant) for the purpose of entitling them to receive any distribution, or any right to subscribe for or purchase any units of any class or any other securities, or to receive any other right, or

9.2.2 of any capital reorganization of the Company, any reclassification of the membership interests of the Company, any consolidation or merger of the Company with or into another corporation, any conversion of the Company to a corporation, or any conveyance of all or substantially all of the assets of the Company to another entity, or

9.2.3 of any voluntary dissolution, liquidation or winding-up of the Company, then, and in each such case, the Company will mail or cause to be mailed to the Holder or Holders a notice specifying, as the case may be, (A) the date on which a record is to be taken for the purpose of such distribution or right, and stating the amount and character of such distribution or right, or (B) the date on which such reorganization, reclassification, consolidation, merger, conversion, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Warrant Units shall be entitled to exchange their Warrant Units for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conversion, conveyance, dissolution, liquidation or winding-up. Such notice shall be mailed at least 10 days prior to the date therein specified.

9.3 Notice. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be sufficient if delivered personally, or sent by fax or electronic mail (with confirmation of receipt), or by prepaid overnight courier for priority delivery (leave without signature), or by registered or certified mail, postage prepaid, return receipt requested, (a) if to the Holder, at the Holder's last known address or email address appearing on the books of the Company; and (b) if to the Company, to Uptown Network, LLC, Attention: Jack Serfass, Chief Executive Officer, E-mail: jack@uptownnetwork.com,. Each such notice, request or communication shall be effective when received by fax or electronic mail or, if given by personal delivery, when delivered, or if given by overnight courier, one Business Day after delivery to an overnight courier of national reputation for next day priority delivery, or on the fifth Business Day following the date on which such communication is posted by registered or certified mail, in each case at the address specified in this Section 9.3, whichever occurs first. The physical address of the Company determined in accordance with this Section 9.3 shall be deemed the principal office of the Company for purposes of this Warrant. *"Business*

Day" means any day other than a Saturday, a Sunday or another day on which banks in New York, New York are authorized or required by law to close.

10. Amendments.

10.1 General. The amendment or waiver of any term of this Warrant shall be conducted pursuant to the terms of the Subscription Agreement, which is incorporated herein by reference. For purposes hereof, "*Subscription Agreement*" means that certain Subscription Agreement, by and between the Company and the Investors identified therein, dated as of December 17, 2018, as subsequently amended.

10.2 Waiver. No waivers of, or exceptions to, any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

11. Adjustments. The Exercise Price and the number of Warrant Units purchasable hereunder are subject to adjustment from time to time as follows:

11.1 Merger, Sale of Assets. If at any time while this Warrant, or any portion hereof, is outstanding and unexpired there shall be (a) a reorganization (other than a combination, reclassification, exchange or subdivision of units otherwise provided for herein), (b) a merger or consolidation of the Company with or into another entity in which the Company is not the surviving entity, or a reverse triangular merger in which the Company is the surviving entity but the units of the Company's equity securities outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise, (c) the conversion of the Company from a limited liability company to a corporation, or (d) a sale or transfer of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation, conversion, sale or transfer, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Exercise Price then in effect, the number of units, shares of stock or other securities or property of the successor entity resulting from such reorganization, merger, consolidation, conversion, sale or transfer that a holder of the Units deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, conversion, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, conversion, sale or transfer, all subject to further adjustment as provided in this Section 11. The foregoing provisions of this Section 11.1 shall similarly apply to successive reorganizations, consolidations, conversions, mergers, sales and transfers and to the units, stock or securities of any other entity that are at the time receivable upon the exercise of this Warrant. If the per unit consideration payable to the Holder for units in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board. In all events, appropriate adjustment (as determined in good faith by the Company's Board) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be

applicable after that event, as near as reasonably may be, in relation to any Units or other property deliverable after that event upon exercise of this Warrant.

11.2 Reclassification, etc. If the Company, at any time while this Warrant, or any portion hereof, remains outstanding and unexpired by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Exercise Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this Section 11.

11.3 Split, Subdivision or Combination of Units. If the Company at any time while this Warrant, or any portion hereof, remains outstanding and unexpired shall split, subdivide or combine the securities as to which purchase rights under this Warrant exist, into a different number of securities of the same class, the Exercise Price for such securities shall be proportionately decreased in the case of a split Warrant Units subject to this Warrant shall be correspondingly adjusted so that the aggregate exercise price payable upon exercise in full of this Warrant shall not change.

11.4 Adjustments for Distributions in Units or Other Securities or Property. If while this Warrant, or any portion hereof, remains outstanding and unexpired, the holders of the securities as to which purchase rights under this Warrant exist at the time shall have received, or, on or after the record date fixed for the determination of eligible members, shall have become entitled to receive, without payment therefor, other or additional units or other securities or property (other than cash) of the Company by way of dividend, then and in each case, this Warrant shall represent the right to acquire, in addition to the number of units of the security receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such other or additional units or other securities or property (other than cash) of the Company that such holder would hold on the date of such exercise had it been the holder of record of the security receivable upon exercise of this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such units and/or all other additional securities available by it as aforesaid during such period, giving effect to all adjustments called for during such period by the provisions of this Section 11.

11.5 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 11, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each Holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the reasonable written request, at any time, of any such Holder, furnish or cause to be furnished to such Holder a like certificate setting forth: (a) such adjustments and readjustments; (b) the Exercise Price at the time in effect; and (c) the number of Warrant Units and the amount, if any, of other property that at the time would be received upon the exercise of this Warrant.

11.6 No Impairment. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 11 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against impairment.

12. Investment Documents.

12.1 Upon exercise of this Warrant for Series D Units, the Holder shall have and be entitled to exercise and shall be bound by, together with all other holders of Series D Units, the rights and obligations set forth in the Operating Agreement, among the Company and the parties who have executed the counterpart signature pages thereto or are otherwise bound thereby. By its receipt of this Warrant, the Holder agrees to be bound by the Operating Agreement and any other documents and agreements to which, under the terms of the Operating Agreement, the Holder obligates itself to be or to become a party (the Operating Agreement, and together such other documents and agreements, the "*Investment Documents*").

12.2 Upon exercise of this Warrant for other than Series D Units, the Holder agrees to execute and deliver such transaction documents entered into by other holders of such Warrant Units as shall be determined by the Company's Board, acting reasonably (which may include a purchase agreement, accredited investor and Rule 506 certification questionnaires or similar documents, and the Investment Documents or other agreements as may be required by the Company's investors), with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering).

13. Miscellaneous.

13.1 Governing Law. This Warrant shall be governed by and construed in accordance with New York law, without regard to the conflict of laws provisions thereof.

13.2 Effective Date. This Warrant shall be exercisable as provided for herein, except that, in the event that the Expiration Date of this Warrant shall fall on a Saturday, Sunday and or United States federally recognized holiday, the Expiration Date for this Warrant shall be extended to 5:00 p.m. New York standard time on the Business Day following such Saturday, Sunday or recognized holiday.

13.3 Headings; References. All headings used herein are used for convenience only and shall not be used to continue or interpret this Warrant. Except as otherwise indicated, all references herein to Sections refer to Sections hereof.

(Signature Page Follows)

IN WITNESS WHEREOF, UPTOWN NETWORK, LLC has caused this Warrant to be executed by its officers thereunto duly authorized.

Dated:

UPTOWN NETWORK, LLC

By: *Founder Signature*
Name: John T. Serfass
Title: Chief Executive Officer

[SIGNATURE PAGE TO WARRANT]

NOTICE OF EXERCISE

To: UPTOWN NETWORK, LLC

1. The undersigned hereby (A) elects to purchase Warrant Units of UPTOWN NETWORK, LLC, pursuant to the provisions of Section 3 of the attached Warrant, and (B) tenders herewith payment of the Exercise Price for such Warrant Units in full.

2. In exercising this Warrant, the undersigned hereby confirms and acknowledges that the Warrant Units are being acquired solely for the account of the undersigned and not as a nominee for any other party, and for investment, and that the undersigned will not offer, sell or otherwise dispose of any such Warrant Units except under circumstances that will not result in a violation of the Securities Act of 1933, as amended, or any applicable state securities laws.

3. Please issue a certificate or certificates (if certificated) representing ______ Series D Units in the name of the undersigned or in such other name as is specified below.

____
(Name)

____
(Name)

4. Please issue a new Warrant for the unexercised portion of the attached Warrant in the name of the undersigned or in such other name as is specified below:

____
(Name)

_____________________________ _____________________________
(Date) (Signature)

ASSIGNMENT FORM

FOR VALUE RECEIVED, the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under the within Warrant, with respect to the number of Warrant Units set forth below:

Name of Assignee	Address	No. and Type of Units

and does hereby irrevocably constitute and appoint __________________ attorney to make such transfer on the books of UPTOWN NETWORK, LLC, maintained for the purpose, with full power of substitution in the premises.

The undersigned also represents that, by assignment hereof, the Assignee acknowledges that this Warrant and the securities to be issued upon exercise hereof or conversion thereof are being acquired for investment and that the Assignee will not offer, sell or otherwise dispose of this Warrant or any securities to be issued upon exercise hereof or conversion thereof except under circumstances which will not result in a violation of the Securities Act of 1933, as amended, or any state securities laws. Further, the Assignee has acknowledged that upon exercise of this Warrant, the Assignee shall, if requested by the Company, confirm in writing, in a form satisfactory to the Company, that the securities so purchased are being acquired for investment and not with a view toward distribution or resale.

Dated: __________

____
Signature of Holder